Mail Stop 7010

									August 16, 2006

Michael W. Hawkins
Chief Executive Officer
Alternative Construction Company, Inc.
1900 South Harbor City Boulevard, Suite 315
Melbourne, Florida 32901

Re:	Alternative Construction Company, Inc.
	Registration Statement on Form SB-2
	Amended August 2, 2006
	File No. 333-128191

Dear Mr. Hawkins:

	We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Cash and Sources of Liquidity, page 18

1. We note your response to comment 11 of our July 17, 2006
letter;
however, please revise the disclose in the prospectus to state that
nature, written or verbal, of the agreement by Avante Holding
Group,
Inc. to guarantee the credit line with Phoenix Metals, Inc.  If such
guarantee is written, please file it as an exhibit.  Also,
reconcile
the disclosure on page 19 which states "We maintain a $500,000 credit
line with one primary vendor (Phoenix Metals, Inc.) for the
purchase
of raw materials. The credit line with Phoenix Metals is secured by a
corporate guarantee by Avante Holding Group, Inc. ..." and the disclosure on page 25 that "The credit line with Phoenix Metals is secured by a personal guarantee of the Chief Executive Officer, Michael W. Hawkins." We note that Mr. Hawkins is the Chairman and Chief Executive Officer and majority shareholder of Avante Holding Group, Inc. but it is not clear if this guarantee is a personal and/or corporate obligation. Please revise and advise.

Marketing, page 25

2. We partially reissue this comment 8 of our July 17, 2006 letter.
Please disclose your entire supplemental response regarding your relationship with New Century Structures, Inc. in the prospectus.




Selling Shareholders, page 31

3. We note that you have removed the shares underlying the PhoenixSurf.com convertible note in response to prior comment 13. However, it now appears that you may be seeking to register the 188,679 shares of Series C Preferred stock sold to New Millennium Entrepreneurs on May 10, 2006. Accordingly, we reissue prior comment
13 with respect to the shares sold to New Millennium Entrepreneurs on
May 10, 2006.  Please revise and advise.

Convertible Notes, 34

4. As previously requested in our prior comment 14 in our letter dated July 17, 2006, please revise your disclosure to include a table which reconciles the convertible debt amounts to the total of convertible debt that will convert to equity as part of this filing.
Based upon your response to our prior comment 13, it appears that the
$75,000 convertible notes issued to PhoenixSurf.com are no longer being registered in this filing. Therefore, it appears that the total of convertible debt now being registered is $1,760,592.

Warrants and Stock Options, page 35

5. We have reviewed your response to our prior comment 15 and have the following additional comments:
* Tell us, and revise your filing to disclose, why a value was assigned to only 500,000 of the 3,120,000 warrants you have issued.
* Please provide us with a specific and comprehensive discussion of how the fair value of $0.01 for each of the warrants was determined.
In this regard, tell us what you estimated the fair value of your common stock to be on the issuance date of your warrants and how this estimate was calculated. Please also revise your filing to include this information.
* Tell us, and revise your filing to disclose, if the warrants were fully vested upon their issuance date.
* Tell us, and revise your filing to disclose, what your business purpose was for granting these warrants. For example, tell us if the warrants were granted as compensation for services. In this regard, if the warrants were indeed issued for services, please also tell us if the services had been completed when the warrants were issued or if the services were ongoing.
* Tell us why you believe the fair value of the warrants should be disclosed on a pro forma basis instead of including the amount as an expense in your statement of operations.

6. In addition, we note the additional disclose you have included in
Note 13 to the financial statements for the year ended December
31,
2005. However, these additional disclosures appear to relate to your warrants, and not your stock options as required. Please revise to clarify.

Consolidated Statement of Cash Flows, page F-6

7. We have reviewed your response to our prior comment 20. It is unclear to us why the net loss for your predecessor of $31,310 should be reflected as a separate reconciling item. Please tell us how you have reflected your purchase of ACT and QMS in your statement of cash flows.

Note 1. Summary of Significant Accounting Policies, Organization and
Operation, page F-7

8. We have reviewed your response to our prior comment 22. Please revise your disclosure to include a table which demonstrates how the total purchase price of $2,129,894 for the acquisition of ACT and QMS was assigned to the major assets and liabilities of the entities.

9. Please tell us how and why the fixed assets of ACT and QMS were appraised at $2,528,540 when their book value appears to have been $658,588 at the date of the acquisition.

Note 13. Stock Option Plan, page F-20

10. We have reviewed your response to our prior comment 25. We note that in your response you state that all options were granted to employees. However, on page 36 of your filing, you state that you have granted options to independent consultants. Please clarify. In addition, please supplementally provide us with a copy of the valuation report used to value your stock options and warrants.

Item 26. Recent Sales of Unregistered Securities

11. It does not appear that you have included your entire supplemental response to prior comment 28 in the registration statement. Please revise and advise.











Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin at
(202) 551-3747 or John Cash, Accounting Branch Chief, at (202)
551-
3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff
Attorney, at (202) 551-3729 with any other questions.



      					Sincerely,


									Pamela A. Long
									Assistant Director

CC:	Thomas G. Amon
		(212) 819-2427


Michael W. Hawkins
Alternative Construction Company, Inc.
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE